CORPORATE AND SECURITIES LAWYERS

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Reply Attention of	William Macdonald
Direct Tel.	604.648-1670
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	31266-0001 / W0009111

November 20, 2008

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Jennifer O’Brien
Division of Corporate Finance

Dear Sirs:

Re:	Century Petroleum Corp. (the “Company”)
Form 10-KSB for Fiscal Year Ended April 30, 2007, As Amended
Filed June 23, 2008
Form 10-QSB for Fiscal Quarter Ended January 31, 2008
Filed March 24, 2008
Your File No. 333-126490

We are the solicitors for the Company. We refer to your letter of August 7, 2008 addressed to the Company with your comments on the Company's Form 10-KSB, filed July 30, 2007 and Form 10-QSB for fiscal quarter ended January 31, 2008, filed March 24, 2008. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form 10-KSB for the Fiscal Year Ended April 30, 2007

General

1.	Your comment in regards to corresponding revisions in related disclosure cited elsewhere in the document and all subsequent Exchange Act reports is noted.

2.	We have analyzed the requirements of Section 12 of the Securities Exchange Act 1934 (the “1934 Act”) and have determined that as of the date of filing the Form 10-KSB and

{WLMLAW W0009111.DOC}Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.

CORPORATE AND SECURITIES LAWYERS

subsequent amendments, the securities of the Company were not registered under Section 12 of the 1934 Act and have revised the cover page accordingly.

3.	We have referred to the Supplemental Information requirements and have provided the statement required after the signatures on the amended Form 10-KSB.

4.	We have now revised the Form 10-KSB in response to your comments 5, 6, 7, 10, 11, 12 and 13 of your letter dated February 28, 2008.

Form 10-QSB for the Fiscal Quarter Ended January 31, 2008

Going Concern

5.	We will contact you to set up a conference call to discuss this disclosure.

Controls and Procedures

6.	We have updated the section entitled “Controls and Procedures” to provide the conclusion of both the principal executive officer and the principal financial and principal accounting officer.

Exhibits 31.1 and 31.2

7.	We attach copies of Exhibits 31.1 and 31.2 which have been revised to reflect the requirements of Item 601(b)(31) of Regulation S-K.

We look forward to the receipt of any further comments which you may have in regard to the Amended Form 10-KSB and Form 10-QSB shortly. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:	/s/ William L. Macdonald

William L. Macdonald

/lk